                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   AMENDMENT 1
                                       TO
                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                               JUMPMUSIC.COM, INC
                               ------------------
                 (Name of Small Business Issuer in its charter)

         Nevada                                     77-036-3000
---------------------------------           ---------------------------------
(State or Other Jurisdiction                (IRS Employer Identification No.)
of Incorporation or Organization)


201 San Antonio Circle, Suite 105, Mountain View, California     94040
------------------------------------------------------------------------
(Address of principal executive offices)                      (Zip Code)


                                 (650) 917-7460
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

  Title of each class                       Name of each exchange on which
  to be so registered                       each class is to be registered
  -------------------                       ------------------------------
        None                                             None

Securities to be registered pursuant to section 12(g) of the Act:

                          Common Stock, par value $.001
                          -----------------------------
                                (Title of Class)

                                     PART I
                         ITEM 1. DESCRIPTION OF BUSINESS

A.       BUSINESS DEVELOPMENT

         FORM AND YEAR OF ORGANIZATION


         JumpMusic.com, Inc. (the "Company") was founded January 26, 1994 as Jump! Software, Inc., a California corporation. On May 5, 1999, the Company merged with America's Finest Waters, Inc., a Nevada corporation. America's Finest Waters, Inc. had not had any significant operations in the two years prior to the merger, and did not have any significant assets at the time of the merger. As part of the merger, America's Finest Waters, Inc. changed its name to JumpMusic.com, Inc. and Jump! Software, Inc., the California corporation, was dissolved.



         The principal offices of the company are located at 201 San Antonio Circle, Suite 105 in Mountain View, California 94040. Whenever we refer to the "Company" or use the terms "we," "us" or "our" in this report, we are referring to JumpMusic.com, Inc. When we discuss the history of our company and give financial information for the period prior to the merger on May 5, 1999, this information pertains to Jump! Software, Inc. and not to America's Finest Waters, Inc.



         BRIEF HISTORY OF THE COMPANY.



         We started operating in 1994 as a software development company named "Jump! Software, Inc." specializing in music software. In 1995, we bought a proprietary software product from Mindscape called Miracle Piano. We renamed this product Piano Discovery and concentrated our efforts on further developing and selling this product. Although we successfully released several versions of the Piano Discovery software and sold tens of thousands of units, the development process was capital intensive and we lacked the funds required for advertising and for proceeding with further development.



         In the first quarter of 1998, we refocussed our efforts from operating as a software development company to selling third-party music products over the Internet. Instead of developing the Piano Discovery software further, we drastically downsized and worked on developing an e-commerce web site. In the second quarter of 1998, we launched our e-commerce web site. Initially, we specialized in selling sheet music. We have expanded our inventory to include many other music products, although sheet music is still an important part of our business.



         As mentioned above, in May, 1999 we merged into a company called America's Finest Waters, Inc. Concurrent with the merger, America's Finest Waters, Inc. changed its name to "JumpMusic.com, Inc."


B.       BUSINESS OF ISSUER


         The Company is an on-line retailer who sells music products to amateur musicians. The products sold include musical instruments, music accessories, sound equipment, printed sheet music and music software. Our web site is WWW.JUMPMUSIC.COM.


         1.       PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET.

                  a.       THE MARKET


         The United States retail market for music products in 1998 was estimated to be approximately $6.5 billion in net sales, representing a five-year compound annual growth rate of approximately 7%.1 According to NAMM, the music products market includes retail sales of string and fretted instruments, sound reinforcement and recording equipment, drums, keyboards, print music (sheet music), pianos, organs, and school band and orchestral instruments.


         The music products industry is highly fragmented. Five music products retailers (Guitar Center, Sam Ash Music Corp, Brook Mays/C&S/H&H, Schmitt Music Company and Musician's Friend, Inc.) accounted for approximately 10.9% of the industry's estimated $6.5 billion in net sales in 1998. Furthermore, 90% of the industry's estimated 8,400 retailers operate only one or two stores. A typical music products store averages approximately 3,200 square feet and generates an average of approximately $0.7 million in annual net sales.


         The introduction of affordable personal computers has dramatically changed many market dynamics in the music products industry. New generations of products have been developed to connect to computers. These include hardware and software for sound recording, processing and reproduction. Products for performance and enhancing performance have also been integrated with microprocessors so that non-professional musicians can more easily afford equipment which results in a more "professional sound."

         Parents have also become more aware of the importance of music in the education of their children. Research at the University of Wisconsin and University of California, Irvine, reports that music training, specifically piano instruction, enhances the development of brain functions required for science, math and engineering. As this becomes common knowledge, we believe the demand for musical instruction and therefore music products will increase.

         There is no e-commerce leader in the music products industry today. While there are dozens of sites selling different classes of music products, there is as yet no dominant e-commerce retailer offering an authoritative selection of music products for amateur and professional musicians.


         The e-commerce market is increasing at a dramatic rate. Over the past few years, use of the Internet has grown dramatically, as has its infrastructure for commercial transactions and building "affinity communities." Online transactions continue to gain a high level of consumer acceptance. Further, a recent report by International Data Corporation predicts that the consumer Internet commerce market will reach $68 billion in 1999 and nearly $1 trillion by 2002.


                  b.       THE PRODUCTS AND SERVICES
----------------------------
1 "MUSIC USA, 1999 Statistical Review of the U.S. Music Products Industry" published by the International Music Products Association ("NAMM") at 5790 Armada Drive, Carlsbad, California 92008. Telephone: (760) 438-8001.

2 "IDC Predictions for 1999" http://www.emarketer.com/estats/020199_idc.html

         There are hundreds of thousands of music products available for sale. Our strategy is to offer an authoritative selection of both popular and hard-to-find musical instruments (pianos, organs, guitars, percussion, wind and string instruments), sound equipment (loudspeakers, amps, microphones), accessories (cables, music stands, instrument cases), consumables (guitar strings, picks, reeds, drumheads), printed music (sheet music, music books, song collections), music software (recording, editing, performance), music collectibles (rare and hard to find items) and novelty items (trophies/medals, note cards, jewelry) on our web site. We currently have over 50,000 items available for sale on our web site.

         We have also developed two award winning piano education software titles, Piano Discovery and Piano Discovery for Kids. We currently sell these products on our web site and into retail distribution. Our long term strategy is to offer these items for sale exclusively on our web site.


         We offer secure on-line shopping and have a Verisign (TM) Digital ID. Verisign(TM) Digital ID allows for encrypted communications and transactions over the Internet. Our customers can check the status of their orders on-line and we notify them by E-mail when their orders are shipped. While we verify their credit card during the order process, we do not charge our customers until we ship their order. All credit card transactions are processed by our e-commerce server.


         Customers can contact us by E-mail or phone with product or support questions.

                  C.       BUSINESS STRATEGY

         Our goal is to become the leading music products on-line retailer. The principal elements of our business strategy are as follows:

         EXPANSION STRATEGY. Our expansion strategy is to continue to increase our market share in the United States and to penetrate strategically selected overseas markets by creating versions of our web site in multiple languages and by locating distribution centers overseas.

         We also believe there may be attractive opportunities to expand by selectively acquiring existing music products on-line retailers in the U.S. and overseas. We are presently investigating this avenue of growth.

         AUTHORITATIVE SELECTION OF MERCHANDISE. We offer over 50,000 products online and plan to extend our product offerings as quickly as possible. The largest retail outlets carry only an estimated 7,000 products.

         HIGHLY INTERACTIVE, MUSICIAN-FRIENDLY ON-LINE STORE. The purchase of musical instruments is a highly personal decision. We plan to provide on-line services to our customers that will help them in this decision making.

         SUPERIOR CUSTOMER SERVICE. Our strategy is to provide 7 days a week, 24 hours per day on-line customer service worldwide through our web site.

         INNOVATIVE ON-LINE MARKETING PROGRAMS AND LEGACY PRODUCT NAMES. We plan to create on-line promotional programs such as forums, music events, auctions, locator services, chat rooms, etc. to build a sense of community among our customers. We believe these programs will help build a loyal customer base and encourage repeat on-line business. There are over 300,000 Piano Discover/Miracle Piano owners who can easily access us through key word searches on the Internet. We plan to work closely with the Internet portals to establish and improve our priority when potential customers perform key word searches.


         PRICING. We plan to offer competitive pricing in our markets. We generally mark our products down to partially cover the consumers'shipping costs.


         2.       DISTRIBUTION

         Jump's products are primarily sold via the Internet. Our e-commerce sever is hosted by Global Center, an ISP that provides redundant connections to the Internet, backup power, and a secure building. We ship products to our customers from our Mountain View, California facility or drop ship to them directly from the manufacturer.


         Our active URLs, JumpMusic.com and miraclepiano.com, are registered with Yahoo, Infoseek, Alta Vista, and other popular search sites on the Internet. A subset of our products is listed for sale by iMall.com.

         3.       STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

         None.

         4.       COMPETITION.

         Potential competition for the Company falls into the following categories:


         TRADITIONAL INDEPENDENT MUSIC STORES. NAMM reports that there were 8,443 "brick & mortar" music stores in the U.S. in 1998, which each generated average revenues of about $700,000 annually.


         RETAIL MUSIC PRODUCT CHAINS. There are numerous small retail chains selling music products. For perspective, the leading 91 chain merchants have a total of 606 outlets, or an average of just over 6 stores each. Guitar Center, Mars, and Sam Ash are the best-known, and combined, control a little over 10% of the total market. Of these, Guitar Center is the largest and the only one which is publicly held, with 1998 revenues of just under $391 million - a 6% market share - via 48-some stores located in 24 major markets. These chains are expanding their retail operations by adding new physical stores, and are slowly replacing the smaller chains and single location stores.

         MUSIC PRODUCTS CATALOGS. There are several music products catalogers, including Musician's Friend, American Music Supply, Sweetwater Sound, and Thoroughbred Music. We believe that the largest of these is Musician's Friend, a privately-held company based in San Francisco with estimated retail sales of $80 million. Musician's Friend and Guitar Center announced they had merged on May 28, 1999. Sam Ash acquired Thoroughbred Music in the second quarter of 1999.

         MUSIC PRODUCTS PUBLISHERS/MANUFACTURERS. These companies are suppliers to the music products distribution channel and view this relationship as a distribution partnership. Therefore, it is unlikely that most of them would choose to compete directly with us, or the thousands of traditional music stores through which they obtain the vast majority of their revenues. However, some publishers and manufacturers may decide to offer their products for sale through their web sites.

         OTHER E-COMMERCE WEB SITES. There are dozens if not hundreds of web sites selling some music products needed by some amateur musicians, with no site yet having emerged as a market leader in music products. Below is a summary of the most visible sites:

         Amazon.com is a well-funded publicly-traded company that primarily sells books via the internet although it has expanded its product line to include auction merchandise, electronics, toys, and recorded music products such as CD's. Amazon.com sells some printed music that it has acquired through its book publishers. This printed music is primarily classical compositions in the public domain. At the present time, however, Amazon.com remains focused on book sales.


         Sunhawk.com was founded by two former Microsoft engineers to publish and distribute digital music scores. They have developed a proprietary music publishing and notation engine called

Solero. Their catalog of several thousand titles is available for downloading and printing, including extensive classical listings in the public domain plus a number of Warner properties. Sunhawk is focused on allowing its site visitors to listen to the printed music available on its site and enabling purchasers to download sheet music to their local computers for printing. We believe that most amateur musicians prefer to order traditional paper-based printed music. The vast majority of sales in the printed music category are books of songs, not individual pieces of sheet music, reflecting a customer preference for pre-selected collections of material. To further support our belief, Sunhawk has recently started offering traditional paper-based printed music for sale on their site.


         Sheet-music.com is a California-based privately-held company positioning itself as "The Marketplace for Musicians" offering printed music.

         Musicianstore.com is based in San Francisco, CA and positions itself as "Music and Supplies for the Music Maker." They are privately held and sell printed music and a limited selection of other products.

         According to NAMM, printed music sales in 1997 were $452.9 million or just under 7% of the total music products market.


         METHODS OF COMPETITION



         Companies in the music products retail business compete by specializing in product lines and attracting customers by advertising, and word of mouth. Companies selling music products over the Internet, in addition to utilizing these methods, offer services on their web sites in order to attract customers.


         JumpMusic.com's APPROACH


         We expect to successfully compete in the music products market by offering a comprehensive selection of music products on our web site at competitive prices and by also offering a large selection of community services on our web site such as used musical gear auctions, music teacher finder section, band member finder section, etc. In addition, because we plan to completely focus on the Internet, we believe we can offer superior technology in finding products for our customers than companies that have both a retail presence and a web site. Finally, we believe that we have a seasoned team, board of directors, and advisors that will prove to be an asset to the Company.


         5. SOURCES AND AVAILABILITY OF INFORMATION AND PRINCIPAL SUPPLIERS.


         We obtain internet services from several suppliers including Global Center, Best Internet and Wolfe Internet. Products on our site are provided by a variety of companies including Hal Leonard, Warner Brothers, Yamaha, and Music Sales. Our e-commerce site has the capability to send new orders electronically or by fax to our suppliers.


         6. DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. We sell primarily to the end customer, and are not dependent on one or a few major customers.

         7. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS.

         We have a patent, 5,183,398 "Apparatus and Method for Interactive Instruction of a Student", on teaching music using a musical instrument connected to a computer. This patent was issued on February 2, 1993.

         We have registered the following web domain names: JumpMusic.com, miraclepiano.com pianooffer.com, 800music.com, 800-music.com, musicsuperstore.com, guitar-offer.com, guitardiscovery.com, musicsuperstore.com, everything-music.com and topvalues.com.

         We own the Piano Discovery-Registered Trademark- and Miracle Piano-Registered Trademark- trademarks.

         8.       GOVERNMENT APPROVAL.

         No government approval is required for any of our current products or services.

         9.       EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

         We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase the our cost of doing business, or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, prospects, financial condition and results of operations.

         Permits or licenses may be required from federal, state or local government authorities to operate on the Internet. No assurances can be made that such permits or licenses will be obtainable. We may be required to comply with future national and/or international legislation and statutes regarding conducting commerce on the Internet in all or specific countries throughout the world.

         10.      RESEARCH AND DEVELOPMENT COSTS


         Research and development expenses consist primarily of personnel and equipment costs required to conduct the development efforts on our web site. To date, we have spent approximately $300,000 in developing our web site. We expect to incur an additional $500,000 to $1,500,000 in additional development costs over the next two years. Software development costs are expended as incurred.


         11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         We are not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, we do not own any real property that would lead to liability as a land owner. Therefore, we does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

         12.      EMPLOYEES


         As of the date hereof, we employ 6 full-time employees and 7 part-time employees. We hire independent contractors on an "as needed" basis only. We have no collective bargaining agreements with our employees. We believe that our employee relationships are satisfactory. Long term, we will attempt to hire additional employees as needed based on our growth rate.


         13.      KEY PERSONNEL


         Our success depends to a significant extent on the services of Richard Mathews, our President, and Jan

Mathews, our Chief Operating Officer, as well as our ability to attract and retain additional key personnel with the skills necessary to manage our existing business and growth plans. The loss of one or more of these individuals or other key personnel could have a material adverse effect on our business, results of operations, liquidity and financial position. On May 5, 1999, we entered into three-year employment contracts with both Mr. Mathews and Ms. Mathews. Additionally, we carry "key-man" insurance on the lives of Mr. Mathews and Ms. Mathews in the amount of $250,000 each. In order to achieve our growth plans, we will depend upon our ability to find and recruit new personnel with the skills and expertise to manage our business and to retain such employees. If we cannot hire and retain qualified personnel, our business, results of operations, financial condition and prospects could be adversely affected.



         14.      ECONOMIC CONDITIONS

         Our business is sensitive to consumer spending patterns, which in turn, can be affected by prevailing economic conditions. A downturn in economic conditions in our market could have a material adverse effect on our results of operations, financial condition, business and prospects. Although we attempt to stay informed of consumer preferences for musical products and accessories typically offered for sale on our site, any sustained failure on our part to identify and respond to trends would have a material adverse effect on our results of operations, financial condition, business and prospects.

          15.     STOCK PRICE



         We have a limited history of trading as a public company; our stock price could be volatile. On May 5, 1999, our predecessor company, Jump! Software, Inc. dba Jump! Music merged with America's Finest Waters, Inc. In the merger, the shareholders of Jump! Software Inc. became the majority shareholders in the Company, and the officers and directors of Jump! Software, Inc. took over control of the Company. Since the merger, the trading volume in our stock has been minimal with no shares trading on most trading days. The market price of our shares of common stock may be subject to significant fluctuations in response to our new business strategy, operating results and other factors, including announcements by our competitors, and those fluctuations may continue in the future. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. These fluctuations, as well as a shortfall in sales or earnings compared to public market analysts' expectations, changes in analysts' recommendations or projections, and general economic and market conditions, may adversely effect the market price of our common stock.



          16.     RISKS RELATED TO THE BUSINESS

         Described below are some of the risks and uncertainties facing our company. There may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, results of operations, liquidity and financial position.

         WE MAY BE UNABLE TO MEET OUR GROWTH STRATEGY: Our growth strategy requires that we raise additional capital: $3 million in 1999; $12 million in 2000; and $12 million in 2001. Our strategy requires that we use these funds to capture new customers ($50.00 per customer and estimated to decrease to $20.00 over 5 years) and retain current customers ($12.50 and estimated to decrease to $5.00 over 5 years). We may be unable to raise sufficient capital and our estimates of the costs to acquire and retain customers may be low. Our growth strategy also requires that we have a comprehensive offering of music products on our site. We may not be able to negotiate deals with a sufficient number of the music product vendors that we need to acquire these products.

         WE MAY BE FACED WITH NEW AND WELL FUNDED ON-LINE COMPETITION: Currently the larger retail chains are focused on growing their retail presence in the music products market. It is possible that one of these chains will make a major investment in the Internet. It is also possible that another Internet focused retailer of music products will emerge and raise capital before us. To date, to the best of our knowledge, neither of these events has happened.


          17.     FORWARD-LOOKING STATEMENTS



         Except for the historical information contained in this Report, we believe matters discussed herein, particularly those identified with the words "expects," "believes," "anticipates," "strategy" and similar expressions, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and with the exception of any statements made in connection with any initial public offering, such statements are subject to the safe harbors created thereby. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to (a) the acquisition of music products, (b) the expansion of on line domestic and international sales (c) the continued protection of proprietary technologies and
(d) the ability to fund continued operations out of existing working capital, additional capital infusion and cash flow from future operations. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that we will continue to acquire and introduce new music products on it's web site in a timely basis, that rapid changes in technology will not make our web site obsolete or otherwise reduce our ability to compete in the marketplace, that competitive conditions within the industry will not change materially or adversely, that the use of multimedia PC's in homes and small offices will continue to grow, that management's decision to focus our resources on the Internet will reduce certain expenses from the levels which were experienced in 1997 and 1998, and that there will be no material adverse change in our operations or business.

Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, there can be no assurance that the forward-looking information will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or anyone else that our objectives or plans will be achieved.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

         OVERVIEW

         Over the last two years, we have instituted far-reaching changes in our plan of operation. We have transitioned from being a music software company to becoming an Internet e-commerce retail business specializing in consumer music products. For the most part, this transition occurred in 1998.

         A.       RESULTS OF OPERATIONS


         The following table sets forth, for the years indicated, selected financial information for the Company. All financial information prior to Jump! Software, Inc.'s merger with America's Finest Waters, Inc. on May 5, 1999 is for Jump! Software, Inc.'s operations only. Prior to this merger, America's Finest Waters, Inc. had no significant operations in 1998 and 1999 and therefore no financial information is provided for America's Finest Waters, Inc.


                                                       SIX MONTHS                                  YEAR ENDED
                                                      ENDING JUNE 30                               DECEMBER 31
                                            ------------------------------------------------------------------------------
                                               1999                  1998                  1998                    1997
                                            (UNAUDITED)           (UNAUDITED)            (AUDITED)               (AUDITED)
                                           --------------------------------------------------------------------------------
Revenues                                       $527,192             $775,545            $1,738,367             $3,530,154
---------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                   219,073              383,613              806,417              1,936,675
---------------------------------------------------------------------------------------------------------------------------
Gross Profit                                    308,119              391,931               931,950              1,593,477
---------------------------------------------------------------------------------------------------------------------------
General, Administrative, and                    554,378            1,278,267             2,085,941              5,042,184
Selling Expenses
---------------------------------------------------------------------------------------------------------------------------
Other Income (Expenses)                        (198,508)            (114,111)             (276,200)              (583,611)
---------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes                     (444,767)          (1,000,447)           (1,430,191)            (4,032,316)
---------------------------------------------------------------------------------------------------------------------------
Provisions for Taxes                                400                  400                   800                    800
---------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                              (445,167)          (1,000,847)           (1,430,991)            (4,033,116)
---------------------------------------------------------------------------------------------------------------------------

         B. SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AS COMPARED TO SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)


         We generated revenues of $527,192 for the six months ended June 30, 1999, as compared to revenues of $775,545 for the six months ended June 30, 1998. This decrease in revenues was a result of our transition from the software business to the e-commerce retail business. The decrease in revenues is partially offset by decreased general, administrative and selling expenses as a result of company downsizing, which declined from $1,278,267 for June 30, 1998 to $554,378 for June 30, 1999. Likewise, the cost of sales declined from $383,613 for June 30,

1998 to $219,073 for June 30, 1999, due to the company downsizing. Other income decreased from -$114,111 to - $198,508, as a result of increasing interest expenses, off-set by debts forgiven by some of our creditors. Although our interest expenses increased from $101,326 to $309,415, miscellaneous income increased from $9,935 to $110,000 due the debt-forgiveness. The net loss of $1,000,847 for June 30, 1998 was reduced to $445,167 for June 30, 1999.


         C. FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)


         Between 1997 and 1998 we also restructured our company and reduced costs by eliminating a product development group which we had been operating in Seattle and reducing our marketing staff.



         We generated revenues of $1,738,367 for the year ended December 31, 1998 as compared to revenues of $3,530,154 for the year ended December 31, 1997. This decrease in revenue is due to our transition from a software company to a e-commerce retail business, as discussed above. The decrease in revenue is partially offset by a significant decrease in the general administrative and selling expenses which were reduced from $5,042,184 to $2,085,941. This reduction in the general, administrative and selling expenses was due primarily to a reduction in overhead inherent in running a software business, as we transitioned to becoming an e-commerce retail business. Additionally, the cost of sales decreased from $1,936,675 in 1997 to $806,417 in 1998. By reconcentrating our marketing efforts on the Internet, we were able to drastically reduce the funds we spent on traditional retail marketing, such as infomercial broadcasts. Other income (expenses) increased from -$583,6111 to -$276,200, largely due to a decrease in bad debts although this was offset by an increase in interest expense. Expenses due to bad debts were reduced from $456,193 in 1997 to $30,477 in 1998. The net loss of $4,033,116 for 1997 was reduced to $1,430,991 for 1998.


         D.       LIQUIDITY AND CAPITAL RESOURCES


         As of June 30, 1999, our principal sources of liquidity included cash and net accounts receivable of $118,470. While we have generated revenues for the last two years, expenses have exceeded revenues generated, resulting in negative cash flow. As discussed in Results of Operations, our revenues are down, but we are also spending less money and our net income is up to -$445,167 for the six months ending June 30, 1999 as opposed to - $1,000,847 for the six months ending June 30, 1998.



         Cash on hand, along with cash generated from the sale of products, signing of a new distribution agreement and collections of accounts receivable, is expected to be sufficient to meet our requirements through November 1, 1999. Our ability to fund continued operations beyond November 1, 1999 depends on raising additional capital and converting the majority of debt to equity. Our officers are currently attempting to raise additional capital by offering securities to accredited investors only. There is no guarantee that we will be able to raise this additional capital. In addition, we have entered into a verbal agreement with one of our creditors to convert an additional $700,000 of debt to equity, although there is no guarantee that this conversion will take place. Should we be unable to raise additional capital and convert most of our debt to equity, we will be required to significantly reduce operations, and reduce expenses. Such steps would likely have a material adverse effect on our ability to establish profitable operations in the future. We will continue to pursue other financing arrangements to increase its cash reserves. There can be no assurance we will be capable of raising additional capital or converting debt or that the terms upon which such capital or debt conversion will be available to us will be acceptable.

         To date, we have financed operations principally through net proceeds from private placements of debt and equity. Our initial financing was raised from individual investors. We raised $4,724,562 in a Series A Preferred stock offering and $574,654 in a Series B Preferred stock offering. $200,000 in Series B Preferred was sold in 1998.


         We do not believe that inflation has had a significant impact on our operations since inception of the Company.


         Current Assets decreased to $452,258 at June 30, 1999 from $491,577 at the end of 1998. The decrease was due to in part to a reduction in inventory. Total assets decreased to $520,446 at June 30, 1999 from $563,486 at December 31, 1999 due mainly to the reduction of current assets. There were no significant additions to fixed assets in 1999. Current liabilities decreased from $3,125,198 at December 31, 1998 to $1,910,786 at June 30, 1999. In recent months, we have signed agreements to convert $4,700,000 of our debt to equity. The creditors signing these agreements are receiving warrants for preferred stock.



         PLAN TO ADDRESS GOING CONCERN OPINION



         Our independent certified public accountants' report on our financial statements for the year ended December 31, 1998 contains an explanatory paragraph regarding our ability to continue as a going concern. Among the factors cited by the accountants as raising substantial doubt as to our ability to continue as a going concern are our operating losses and our dependence on financing to continue operations. We have developed a plan to achieve profitability and allay doubts as to our ability to continue as a going concern.



                  LOWERING DEBT PAYMENTS.



         We have converted almost all of our debt to equity and thus have significantly lowered our debt payments. However, we need to reduce our interest expenses by converting more of our debt to equity.



                  LIQUIDATING PIANO DISCOVERY INVENTORY.



         Our inventory value of $359,129 as of December 31, 1998 consists almost entirely of Piano Discovery inventory. Piano Discovery is a proprietary music software product which we acquired before we refocused our efforts on selling third-party over the Internet. We plan to sell the remainder of our inventory of Piano Discovery for $1,500,000 over the next eighteen months. There is no guarantee that we will be able to sell this inventory. If we do succeed in selling the Piano Discovery inventory, this revenue would be in addition to revenue we make from sales of third-party products on our e-commerce web site.



                  ADDITIONAL FUND-RAISING.



         Our current total operating expense is $77,000 per month, so if we do not receive significant additional funding in the next 12 months, we could continue as a viable company although at a lower growth rate than we have projected based on raising $25,000,000 in equity. But in order to continue as a viable company at this lower growth rate for the next 18 months, we estimate that we would still need to sell stock worth $400,000 in the next six months. We will need to raise around $100,000 of this amount by November 1, 1999. These are the minimal funds we would require to continue operations for the next year. There is no guarantee that we will be able to raise this money.



         If we only receive the minimum funds needed to maintain operations for the next year, we believe that this would give us enough time for our web site to become profitable through repeat business in addition to new customers obtained through the referrals of existing customers. We also believe that because of the high margins in the Music Products industry, typically 50%, we could continue as a viable company indefinitely after raising a minimum of $1,000,000 in the next 18 months for advertising and improving the web site. However, there is no guarantee that we will be able to raise these funds. Even if we did raise this money, there is no guarantee that these funds would ensure that more advertising and an improved web site will ensure profitability.



                  INCREASED SALES.



         We believe we will have sales in 1999 of between $1,500,000 to $2,000,000 even if we raise only $200,000 this year, although there is no guarantee that we will be able to do this. We believe we can hold our total operating expense to under $1,500,000 for the year, as it is only $554,378 for the six months ending June 30, 1999. We had revenues of $527,192 for the same period. With the reduction of interest expense made possible by the conversion of debt to equity, we are close to breaking even and if we tightly control our total operating expense, we could break even or become profitable in 2000.



         As an electronic retail outlet, it is much easier for us to control our operating expenses and even scale back our operating expenses in the event of declining sales, compared to when we were a music software development company and had to maintain high salaries for programmers.



         However, in addition to the possibility that we might not continue as a going concern, another risk is that if we grow slowly or not at all, we would be more vulnerable to competition from a well-funded competitor. The primary use of the money we wish to raise is to rapidly grow our customer base and prevent a competitor from filling this niche in the market.


         E.       PLAN OF OPERATION


         As we have already eliminated our product development group and cut the administrative infrastructure required for a software development company, our reorganization into an Internet retailer selling music products is substantially complete. Our cost structure is substantially different from before our reorganization. Prior to our reorganization we were burdened by high product development and production costs. In addition, because we did not have an e-commerce web site, and because traditional media advertising was the only way for us to maintain contact with our customers, we had a higher advertising budget.



         As an Internet retailer selling products manufactured by third-parties, we do not have any product development and production costs. However, we are required to invest in web site maintenance and development. Additionally, we must pay to maintain our inventory. If we are able to raise the necessary funds, we hope to expand our marketing staff and to add some in-house developers to further develop the web site. Also we hope to market the web site nationally via the Internet as well as through printed, radio and possibly television ads. Although advertising is not as critical as it was before the reorganization, we will still need to advertise in order to increase the number of our customers.



         Our financial forecast indicates that to grow according to plan, we will need to raise $3,000,000 by the end of 1999, $12,000,000 in 2000, and
another $12,000,000 in 2001. Seventy-five percent of these funds will be used in marketing to acquire new customers. The remaining funds will be used in product development to expand and enhance our web site and in operations and customer service. We plan to grow to 29 employees by the end of 1999 and 69 employees by the end of 2000.



         F.       YEAR 2000.



         THE Y2K PROBLEM.



         We have begun to address possible remedial efforts in connection with computer software that could be affected by the Year 2000 "Y2K" problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

         The Y2K problem can affect any modern technology used by a business in the course of its day. Any machine that uses embedded computer technology is susceptible to this problem, including for example, telephone systems, postage meters and scales, and of course, computers. The impact on a company is determined to a large extent by the company's dependence on these technologies to perform their day to day operations.



         Y2K COMPLIANCE OF COMPANY EQUIPMENT.



         Internally, we have begun reviewing all such equipment and have determined that many of our systems are Y2K compliant. We anticipate that all system and software will be fully reviewed and brought into compliance by November 1999. If certain systems are not brought up to Y2K compliance by the end of November 1999, then the non-compliant technology will be disabled so as not to have an impact on the systems that are compliant. Any such events would not have a serious impact on our day to day operations, nor would any valuable information be lost. Our company backs up all computer systems daily to protect us against data loss.



         The costs of bringing our company technology up to Y2K compliance is expected to be less than $5,000. This is because the majority of the "patches" or programs designed to make software Y2K compliant can be obtained over the Internet from manufacturers for little or no cost and we do not expect to rely heavily on outside consultants to upgrade our systems as most of the work can be performed in-house. We have already installed many of the latest Y2K software patches to our system.



         WORST CASE SCENARIO.



         The worst case Y2K scenario for us would be the failure of the server hosting our web site, the failure of our e-commerce and accounting software, the failure of timely transmission of information on the Internet, and/or the failure of basic utilities such as power and phone service. Any such failures would negatively impact our sales, resulting in a suspension of our revenues. A suspension of revenues could result in material losses from operations and a reduction in our working capital. Management is unable at this time to quantify the impact that the Y2K problem could have on our results of operations and financial condition.



         VENDORS & THIRD PARTIES.



         We have recently contacted our suppliers and service providers requesting their status on the Y2K problem. We have not yet received written assurances that their systems will be Y2K compliant and must assume that they will not be ready in time. The consequences of Y2K suppliers and service providers could be severe. We depend on vendors for the products we sell on our web site; we depend on utilities for phone service and power; we depend on our Internet provider for access to the Internet; we depend on our bank for banking services. The failure of the systems of any of these parties would negatively impact the company by reducing or possibly shutting down our operations. Our web server is located in a secure facility with redundant power and communications lines, reducing the possibility our web site would be taken off-line. Additionally, we rely on numerous vendors to supply the products which we sell, and we consider it unlikely that all of them will experience Y2K problems. However, in the absence of written assurances to the contrary, we cannot rule this possibility out. Even the inability of a few of our vendors to supply us with products could result in customer dissatisfaction and lost business.



         Y2K CONTINGENCY PLANS.



         We currently have no contingency plans in place for dealing with any Y2K problems that may arise. We plan to more thoroughly review the Y2K risks to the Company and create contingency plans by October 31, 1999. However, there is no guarantee that the Company will be able to timely create such contingency plans.


ITEM 3.  DESCRIPTION OF PROPERTY

         Our offices are located at 201 San Antonio Circle, Suite 105, Mountain View, California 94040. We pay $4,891.50 per month for 2,174 square feet of office space. We are currently renting on a month-to-month basis while we look for a larger facility.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of our Common Stock, as of the date hereof, by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, (iii) each officer of the Company, and (iv) all directors and officers as a group.



                                                                           PERCENTAGE
NAME                                NUMBER OF SHARES (1)               BENEFICIALLY OWNED
----                                --------------------               ------------------
Lee J. Lorenzen and Julie
Lorenzen as a married couple(2)          1,063,634                             14.03
Richard W. Mathews and Jan M.
Mathews as a married couple(2)           1,339,325                             17.41
Dan Mirich(2)                               59,324                                 *
Valorie Cook Carpenter(2)                   61,998                                 *
Jerome W. Carlson(2)                        61,956                                 *
Jack F. Kemp(2)                             21,243                                 *

All officers and directors
as a group (6 persons)                   1,543,846                             20.11


----------------------
(1) Except as otherwise indicated, we believe that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person or group holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person or group.

(2) c/o Company's address: 201 San Antonio Circle, Suite 105, Mountain View, CA 94040.

 *       Less than one percent.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         Our directors and officers are as follows:


NAME                          AGE          OFFICE
----                          ---          ------
Richard W. Mathews            56           Chief Executive Officer, Chairman of
                                           the Board of Directors

Valorie Cook Carpenter        45           Acting Senior Vice President
                                           Marketing, Director
Jerome W. Carlson             62           Acting Chief Financial Officer
Jan M. Mathews                50           Chief Operating Officer, Director,
                                           Secretary
Jack F. Kemp                  63           Director
Dan Mirich                    65           Director

         Richard W. Mathews, our Chief Executive Officer, and Jan M. Mathews, our Chief Operating Officer, have been married for 13 years.


         RICHARD W. MATHEWS, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD OF DIRECTORS. Richard W. Mathews, Chief Executive Officer, Chairman of the Board of Directors. Mr. Mathews has worked full-time with the Company since its inception. His current term as Chairman of the Board of Directors commenced on May 5, 1999. Prior to founding the Company, Mr. Mathews held senior engineering management positions with Claris, Aldus, Columbia Data Products and Nomadic Systems. As Vice President of Product Development and Strategic Alliances for Claris Corporation, Mr. Mathews was responsible for the strategic planning and implementation of the migration of Claris s product line to the Windows platform. While at Claris, Mr. Mathews managed the development of ClarisWorks, FileMaker Pro, MacWrite Pro, Claris CAD, Mac Project, and other software products. As Vice President of Product Development for Aldus, Mr. Mathews managed the development of PageMaker 3.0 and 4.0 for the Mac and Windows platforms and Persuasion for Windows. As Chief Engineer for Xerox Office Products Division, Mr. Mathews led the team that produced the 860 word processor and the 820 personal computer. While with Xerox, in 1981 Mr. Mathews sponsored the skunkworks project that prototyped an Intel-based personal computer using the Xerox Star interface. As Vice President of Product Development and Strategic Planning at Columbia Data Products, Mr. Mathews was responsible for the development of some of the first IBM-compatible computers, including desktops, portables, and the first hard drive-based PC. Mr. Mathews managed teams that developed ROM BIOS, modified GW Basic for IBM compatibility. Mr. Mathews served as Vice President of Engineering at Nomadic Systems where he was responsible for SmartSyncTM, a program that synchronized data between personal computers. He also served as Manager of the Eastern Data Communications Center for Motorola where he was responsible for the development, sales and installation of computer-aided dispatching systems. Mr. Mathews has a BSE in Electrical Engineering from the John Hopkins University night school and an MS in Computer Science from John Hopkins University.


         JEROME W. CARLSON, ACTING CHIEF FINANCIAL OFFICER. Mr. Carlson has been President of Raljer, Inc., a management consulting firm, since January 1995, specializing in assisting start-up companies and mid-size company re-organizations. He is also our Chief Financial Officer on a part-time basis. We expect to have a full-time CFO by the end of 1999. He has acted as an advisor to several companies in the Software Business Cluster, a start-up incubator, in San Jose, and is currently involved in the formation of a start-up incubator, in Livermore, CA, along with representatives of Lawrence Livermore Labs, Sandia Labs, Tri-Valley Business Council and other businesses. He recently was a founder in aiding the start-up of the Valley Community Bank, in Pleasanton, CA, and is now a director. The bank was formed to focus on serving the needs of small businesses in an area where a number of new software, communications and bio-tech companies are being formed.

         Mr. Carlson also serves on the board of DBS Industries, in Mill Valley, CA, a start-up company which will provide satellite communications for specific industries using relatively low cost Leo satellite technology. From 1984 to 1990, Mr. Carlson served as the Chief Financial Officer for Triad Systems Corporation , in Livermore, CA, responsible for all financial and legal functions, and along with the leasing and business supplies operation which served hundreds of the company's customers. From 1961 to 1984, Mr. Carlson served in various positions with Hewlett Packard Company, in the Bay Area. where he managed the service support operation for the Western United States, was general manager of one of the company's first computer divisions and later became the company's first corporate controller. As controller, he instituted a unique world-wide reporting and control system that gave corporate management visibility and control over nearly a hundred separate business operations that spanned across divisional boundaries. Mr. Carlson holds an M.B.A. from the Stanford Graduate School of Business and a B.S. degree in Economics from the University of California, at Davis.


               VALORIE COOK CARPENTER, ACTING SENIOR VICE PRESIDENT MARKETING, DIRECTOR. Ms. Carpenter first became a Director of the Company on May 1, 1995. Her current term as a Director commenced on May 5, 1999. Ms. Carpenter currently serves as a principal in the consulting practice she founded, Market Savvy Consulting (founded in October 1994) which focuses on strategically driving the creative process to deliver consistently outstanding marketing programs that work and as Senior Vice President of Marketing for Caere Corporation (April 1999 to present).


         Over the past ten years, she has also held Vice President of Marketing positions with Claris Corporation / FileMaker, Inc. (June 1997 to July 1998) as well as Broderbund Software (November 1992 to October 1994), and was Vice President of Marketing and Manufacturing with Ashlar.



         As Vice President of Marketing and Manufacturing with Ashlar, Ms. Carpenter was responsible for product management/product marketing, marketing communications, product support, end user documentation, manufacturing, and customer service. In this role she established product line, distribution and manufacturing strategies; created and staffed departments, including recruiting the Vice President of Sales and setting up a telesales operation; managed aggressive alpha and beta site seeding programs; developed marketing materials, including the corporate identity, packaging, advertising, data sheet, testimonial video, and trial version; launched the product; and obtained press coverage, creating the image of a highly-successful, large company while closely controlling expenses.



         Ms. Carpenter has also held key positions at Software Publishing Corporation. There she served as Director of Marketing Services, as well as Product Marketing Manager and Group Product Manager for the PFS: series of personal productivity applications. Ms. Carpenter began her career in brand management with Procter & Gamble and is a classically-trained musician. She holds an MBA from Stanford University and a BS in Business from Indiana University.



         JAN M. MATHEWS, CHIEF OPERATING OFFICER, CORPORATE SECRETARY AND DIRECTOR. Ms. Mathews has been Director since the Commencement of the Company. Her current term commenced on May 5, 1999. Ms. Mathews was Vice President of Marketing for Catalog City, an internet startup focused on the catalog industry from December 1997 through March 1998. From October 1993 through May 1999, Jan served as Vice President of Marketing for Jump! Software Inc. where she directed the repositioning of ConcertWare, a leading notation software program and developed the Piano Discovery infomercial staring Herbie Hancock. In May 1999 she was promoted to Chief Operating Officer. Ms. Mathews has over eighteen years experience in sales and marketing management for high technology and industrial product companies. As President and founder of Bumblebee Software, Inc., Ms. Mathews launched dBFast/Windows and dBFast/Mac, the first Windows and Macintosh dBASE compatible database and compiler. At Bumblebee, Ms. Mathews negotiated marketing partnerships with Microsoft to promote Windows and with Novell to promote dBFast/Windows as an SQL front end to NetWare.



         As Director of Marketing and Corporate Communications for Columbia Data Products, Ms. Mathews managed Columbia's advertising and public relations. As Executive VP and Director of Luhrs & Lange Advertising, Inc., Ms. Mathews marketed high tech products for Fortune 500 businesses. She created a subsidiary company to develop and market consumer products for PCs. She also worked with Nomadic Systems as Director of Product Marketing for SmartSync-TM-, a Windows synchronization utility.



         JACK F. KEMP, DIRECTOR. Mr. Kemp was appointed to the Board of Directors to fill a vacancy on June 1 1999. Prior to founding Empower America in 1993, Mr. Kemp served for four years as Secretary of Housing and Urban Development. Before his appointment to the Cabinet, Mr. Kemp represented the Buffalo area and Western New York for 18 years in the United States House of Representatives. Mr. Kemp also co-founded the AFL Players Association and was elected president for five terms. He is on the Board of Habitat for Humanity and Chairman of Habitat's National Campaign for Rebuilding our Communities. Mr. Kemp has been self-employed for over five years.




         Mr. Kemp is on the Boards of Oracle Corporation, Proxicom Inc., Speedway Motorsports, Inc., Everen Capital, Carson Inc., The Sports Authority, Inc., and American Bankers Insurance Group, Inc.


         DANIEL MIRICH, DIRECTOR. Mr. Mirich first became a Director of the Company on February 1, 1999 and was reappointed on May 5, 1999. Mr. Mirich is President of CJM Associates, Inc., a management consulting firm that serves rapidly growing small to medium sized high-technology corporations. Mr. Mirich has been with CJM for over ten years. Prior to CJM, Mr. Mirich held several executive management positions at Altus Corporation including Vice President, Senior Vice President and General Manager. He has been a partner with Thomas Kelley & Associates as well as Korn-Ferry International, managing executive searches exclusively for high-technology clients. Earlier in his career, Mr. Mirich worked for Hewlett-Packard in Colorado and California. He received his B.S. degree at Colorado State University and his M.A. degree at the University of Northern Colorado. Mr. Mirich serves on the board of Business Backers Management Corporation. Mr. Mirich is an active volunteer in the community. He is a member of the Board of Directors for the Enterprise Network, a high technology incubator cluster. In addition, he served the Santa Clara County Chapter of Junior Achievement for years as Director and Chairman.


ITEM 6.  EXECUTIVE COMPENSATION

         The following table and attached notes sets forth the compensation of our executive officers during each of the last three fiscal years. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance, reimbursement of expense, and other benefits provided to such individual that are extended in connection with the ordinary conduct of our business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation. We have no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed by us.

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------------------------
                                                                                      Long Term Compensation
                                                                           ------------------------------------------------
                                      Annual Compensation                           Awards                    Payouts
                         -------------------------------------------       ----------------------     ----------------------
Name and Principal                                           Other         Restricted                             All other
Position                                                     annual        Stock         Options      LTIP        Compen-
                         Year     Salary            Bonus    Compen-       Awards        SARs         Payouts     sation
                                                             sation
--------------------------------------------------------------------------------------------------------------------------
Richard W. Mathews       1999     $165,000(3)        -0-          -0-            -0-      250,000        -0-        -0-
Chief Executive          1998     $ 80,700           -0-          -0-            -0-          -0-        -0-        -0-
Officer                  1997     $170,000           -0-          -0-            -0-          -0-        -0-        -0-

Jan M. Mathews           1999     $150,000           -0-          -0-            -0-      150,000        -0-        -0-
Chief Operating          1998     $ 26,912           -0-          -0-            -0-          -0-        -0-        -0-
Officer                  1997     $145,800         $10,500     $14,190(4)        -0-        4,560        -0-        -0-

Valorie Cook             1999          -0-           -0-          -0-            -0-      75,000         -0-        -0-
Carpenter                1998          -0-           -0-          -0-            -0-          -0-        -0-        -0-
VP Marketing             1997          -0-           -0-          -0-            -0-          -0-        -0-        -0-

Jerome W. Carlson        1999          -0-           -0-          -0-            -0-        6,000        -0-        -0-
Chief Financial          1998          -0-           -0-          -0-            -0-          -0-        -0-        -0-
Officer                  1997          -0-           -0-          -0-            -0-        2,090        -0-        -0-
--------------------------------------------------------------------------------------------------------------------------


         ---------------------------
         3.  Projected.
         4.  Accrued salary from 1996.


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (INDIVIDUAL GRANTS)


         We did not grant any stock options during our 1998 fiscal year.


--------------------------------------------------------------------------------------------------------------------------
NAME                                        NUMBER OF             PERCENT OF TOTAL       EXERCISE OR       EXPIRATION
                                            SECURITIES              OPTIONS/SARS         BASE PRICE           DATE
                                            UNDERLYING               GRANTED TO            ($/SH)
                                           OPTIONS/SARS             EMPLOYEES IN
                                           GRANTED (#)              FISCAL YEAR
--------------------------------------------------------------------------------------------------------------------------
Richard W. Mathews                              -0-                      N/A                 N/A               N/A
--------------------------------------------------------------------------------------------------------------------------
Jan M. Mathews                                  -0-                      N/A                 N/A               N/A
--------------------------------------------------------------------------------------------------------------------------
Valorie Cook Carpenter                          -0-                      N/A                 N/A               N/A
--------------------------------------------------------------------------------------------------------------------------
Jerome W. Carlson                               -0-                      N/A                 N/A               N/A
--------------------------------------------------------------------------------------------------------------------------



         We have entered into employment contracts with Richard W. Mathews, our Chief Executive Officer and

Jan M. Mathews, our Chief Operating Officer and Secretary.



         Our employment contract with Mr. Mathews provides that he shall be employed for three years, commencing on May 5, 1999 and terminating on May 4, 2002. Mr. Mathews' salary is $13,750 per month. each January 1st, Mr. Mathews' salary is increased by 6%. in addition, the contract provides that Mr. Mathews shall get a bonus of 0.4% of gross sales over $2,000,000 per fiscal year, but his maximum yearly bonus is limited to $200,000.



         Our employment contract for Jan M. Mathews is for a term of three years, commencing on May 5, 1999 and terminating on May 4, 2002. Ms. Mathews' salary is $6,250 per month with an increase of 6% every January 1st. The contract also provides that Ms. Mathews shall get a bonus of 0.2% of gross sales over $2,000,000, but her maximum yearly bonus is limited to $150,000.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         During 1998 and the first six months of 1999, the Company received notes payable from shareholders in the amount of $284,833. These notes are convertible to Preferred C stock pursuant to the conversion terms discussed below. The interest rates on these notes payable range from zero to 12%. Additional information on these notes payable is available in Note 4 of the financial statements.


ITEM 8.  DESCRIPTION OF SECURITIES

         A.       COMMON STOCK

         Our Articles of Incorporation authorize the issuance of 200,000,000 shares of common stock, $.001 par value per share, of which 7,579,000 shares were outstanding as of the date hereof.

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all our directors and to approve or disapprove any other matter submitted to a vote of all shareholders.


         Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. We do not currently anticipate paying any dividends on our Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.


         Shares of Common Stock are registered at our office and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless we are satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. Our transfer agent is Interwest Stock Transfer, 1981 E. Murray Holiday Road, Salt Lake City, UT 84117

         B.       PREFERRED STOCK


         We are authorized to issue 50,000,000 shares of preferred stock, $.001 par value, of which 2,500,000 shares are designated as Series C Redeemable and Convertible Preferred Stock ("Series C Preferred Stock"). 1,472,013 shares of Series C Preferred Stock have been issued in connection with warrants. The rights, privileges, and preferences of the Series C Preferred Stock are as follows:

         a. DIVIDEND PROVISIONS. The holders of shares of Series C Preferred Stock shall be entitled to receive dividends accruing at the rate of ten percent (10.0%) per year of the face value (face value is $3.00 per share) from the date of issuance through the date of conversion (the "Coupon Dividend"), as well as dividends paid with respect to each share of common stock for each share of Series C Preferred Stock at the same time and on a parity with dividends paid on each share of common stock (the "Common Dividend") less any Coupon Dividend paid for any such period. However, no dividends are payable, unless the Board of Directors declare such dividends and we have funds legally available for such dividends. Each share of Series C Preferred Stock shall rank on a parity with each other share of Series C Preferred Stock with respect to dividends. Dividend payments to the holders of shares of Series C Preferred Stock shall be payable annually, in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company. Any Coupon Dividend on the Series C Preferred Stock which has accrued but which, for any reason whatsoever,
(a) has not been declared, or (b) has been declared but has not been timely paid, shall be deemed in arrears and shall accumulate until paid.


         b. CONVERSION PROVISIONS. Each share of Series C Preferred Stock is convertible into shares of our Common Stock at any time after the date of issuance based upon a conversion price of $3.00 per common share. Any holder of the Series C Preferred Stock may elect conversion (the "Conversion Right") of any number of the shares so held by remitting the Certificate evidencing ownership of the shares together with a signed irrevocable stock transfer power, with signature guaranteed, to the Company requesting and specifying the number of shares that the Holder seeks to convert into our Common Stock (the "Conversion Request").

         c.    REDEMPTION.

               i. MANDATORY REDEMPTION. If the shares of Series C Preferred Stock are not converted earlier by the holder(s), at two years following the date of issuance, we are obligated to redeem for cash each and every outstanding shares of Series C Preferred Stock at face value plus accrued and unpaid dividends owed.

               ii. VOLUNTARY REDEMPTION. Notwithstanding the Mandatory Redemption provision, in the event that our Common Stock trades at $4.50 per share or greater for ten (10) consecutive trading days, as measured by the closing bid price, we shall have the right to convert into Common Stock such shares of Series C Preferred Stock at the greater of $4.50 or the closing bid price on the date that we provide written notice of our intention to convert.

         d. LIQUIDATION PREFERENCES. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, the holders of outstanding Series C Preferred Stock will be entitled to receive, before any distribution is made with respect to the Corporation's common stock, a preferential payment at a rate per each whole share of Series C Preferred Stock equal to the face value of $3.00 per share plus accrued and unpaid dividends thereon.

         e. RECAPITALIZATION. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Amendment) provision shall be made so that the holders of the Series C Preferred Stock shall thereafter be entitled to receive upon conversion of the Series C Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this section with respect to the rights of the holders of the Series C Preferred Stock after the recapitalization to the end that the provisions of this section (including adjustment of the applicable Conversion Prices then in effect and the number of shares purchasable upon conversion of the Series C Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

         f. NO VOTING RIGHTS AND NO SINKING FUND. The Series C Preferred Shares have no voting rights and no sinking fund has or will be established to provide for dividends or the redemption of the Series C Preferred Stock.


          Prior to the merger, we had issued shares of Series A and Series B preferred stock, but these were converted to common stock as part of our merger on May 5, 1999.


         C.       OPTIONS AND WARRANTS

                  a.       OPTIONS


         In 1995 Jump! Software, Inc., prior to its merger with America's Finest Waters, Inc., enacted the Jump! Software, Inc. 1995 Stock Option Plan ("1995 Plan"). Adjusted for the merger, 309,261 options are still outstanding under the 1995 Plan as of June 30, 1999, with an exercise price of $0.395 per share.


         On May 5, 1999 the Company enacted the 1999 Incentive and Nonstatutory Stock Option Plan (the "1999 Plan") which has reserved for issuance 2,00,000 options to purchase shares of Common Stock for board members, key employees and consultants. The 1999 Plan is subject to, and must receive the approval of the shareholders. As of June 30, 1999, 677,757 options have been issued under the 1999 Plan with an exercise price of $3.59 per share.

         As of 1999, we have 987,018 options outstanding under both the 1995 and 199 Plan, of which 313,521 are currently exercisable.

                  b.       WARRANTS

         The following chart shows all of our current outstanding warrants:

------------------------------------------------------------------------------------------
                                  NUMBER OF WARRANTS        PRICE       CLASS OF SHARES
-------------------------------------------------------------------------------------------
  David Anderson                               3,800        $0.03                Common
-------------------------------------------------------------------------------------------
  Silicon Valley Bank                          6,196        $3.03                Common
-------------------------------------------------------------------------------------------
  Charles Corfield                            41,801        $0.03                Common
-------------------------------------------------------------------------------------------
  L. George Klaus                              9,500        $0.03                Common
-------------------------------------------------------------------------------------------
  John Kohler                                  9,500        $0.39                Common
-------------------------------------------------------------------------------------------
  J. Earl May                                  3,800        $0.03                Common
-------------------------------------------------------------------------------------------
  Mark Walsen                                  3,800        $0.03                Common
-------------------------------------------------------------------------------------------
  John Warnock                                19,000        $0.39                Common
-------------------------------------------------------------------------------------------
  Jack Kemp                                   25,000        $1.00                Common
-------------------------------------------------------------------------------------------
  Dick Mathews                               200,000        $5.125               Common
-------------------------------------------------------------------------------------------
  Jan Mathews                                100,000        $5.125               Common
-------------------------------------------------------------------------------------------
  Houlihan, Smith & Co.                       50,000        $1.00                Common
-------------------------------------------------------------------------------------------
  Dick Mathews                               500,000        $3.00              Preferred C
-------------------------------------------------------------------------------------------
  Jan Mathews                                100,000        $3.00              Preferred C
-------------------------------------------------------------------------------------------

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

        A.       MARKET INFORMATION


         Our Common Stock has been quoted on the over-the-counter bulletin board system ("OTC Bulletin Board") since January 13, 1992, formerly under the symbol AFWA, and since the Merger, under the symbol JMUS. In August, the OTC Bulletin Board suspended quoting our stock pending effectiveness of this Form 10-SB. Subsequently, we have been quoted on the pink sheets.


         The following table sets forth the high ask, low bid and closing bid prices for the Company's common stock as reported on the OTC Bulletin Board and the pink sheets.

         The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

---------------------------------------------------------------------------------------
QUARTER ENDED               HIGH ASK                LOW BID                CLOSING BID
---------------------------------------------------------------------------------------
03/31/92(1)                 1 1/4                   0 3/8                  1 1/8
---------------------------------------------------------------------------------------
06/30/92                    1 1/4                   0 1/4                  0 9/16
---------------------------------------------------------------------------------------
09/30/92(2)                 0 3/4                   0 1/8                  0 5/16
---------------------------------------------------------------------------------------
12/31/92                    0 1/2                   0 1/16                 0 1/4
---------------------------------------------------------------------------------------
03/31/93                    0 7/16                  0 1/16                 0 3/32
---------------------------------------------------------------------------------------
06/30/93                    0                       0 3/32                 0 3/32
---------------------------------------------------------------------------------------
09/30/93                    0                       0 3/32                 0 3/32
---------------------------------------------------------------------------------------
12/31/93                    0                       0 3/32                 0 3/32
---------------------------------------------------------------------------------------
03/31/94                    0 3/4                   0 1/16                 0 1/2
---------------------------------------------------------------------------------------
06/30/94                    0 3/4                   0 1/16                 0 11/32
---------------------------------------------------------------------------------------
09/30/94                    0 9/16                  0 1/16                 0 1/4
---------------------------------------------------------------------------------------
12/30/94                    0 7/16                  0 1/32                 0 5/32
---------------------------------------------------------------------------------------
03/31/95                    0 9/32                  0 1/32                 0 5/32
---------------------------------------------------------------------------------------
06/30/95                    0 9/32                  0 1/32                 0 5/32
---------------------------------------------------------------------------------------
09/29/95                    0 9/32                  0 1/32                 0 9/64
---------------------------------------------------------------------------------------
12/29/95                    0 1/4                   0 1/32                 0 3/32
---------------------------------------------------------------------------------------
03/29/96                    0 9/32                  0 1/32                 0 5/32
---------------------------------------------------------------------------------------
06/28/96                    0 9/32                  0 1/32                 0 5/32
---------------------------------------------------------------------------------------
09/30/96                    0 5/16                  0 1/64                 0 11/64
---------------------------------------------------------------------------------------
12/31/96                    0 5/16                  0 1/64                 0 1/64
---------------------------------------------------------------------------------------
03/31/97                    0 5/16                  0 1/64                 0 11/64
---------------------------------------------------------------------------------------
06/30/97                    0 5/16                  0 1/64                 0 11/64
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
QUARTER ENDED               HIGH ASK                LOW BID                CLOSING BID
---------------------------------------------------------------------------------------
09/30/97                    0 5/16                  0 1/64                 0 11/64
---------------------------------------------------------------------------------------
12/31/97                    0 5/16                  0 1/64                 0 11/64
---------------------------------------------------------------------------------------
03/31/98                    0 5/16                  0 1/64                 0 1/32
---------------------------------------------------------------------------------------
06/30/98                    0 3/64                  0 1/64                 0 1/32
---------------------------------------------------------------------------------------
09/30/98                    0 3/64                  0 1/64                 0 1/32
---------------------------------------------------------------------------------------
12/31/98                    3 1/8                   0 1/64                 1
---------------------------------------------------------------------------------------
03/31/99                    1 1/4                   0 1/4                  0 3/4
---------------------------------------------------------------------------------------
06/30/99                    4 1/2                   4 1/2                  4 1/2
---------------------------------------------------------------------------------------
07/30/99                    2 1/2                   1 1/2                  2
---------------------------------------------------------------------------------------
08/30/99                    4                       1 1/2                  2 3/4
---------------------------------------------------------------------------------------

-----------------------
1 Price and volume statistics are not available for the full period. 2 No pricing activity for the last day of the period.


         As of September 3, 1999 the bid price of our Common Stock was $2 3/4 per share.



          At the time we were last quoted on the OTC Bulletin Board, Management understood that the following firms made a market for our securities:


         Hill Thompson Magid & Company, Inc.
         JP Trading, L.L.C.
         Pennaluna & Company
         Paragon Capital Corporation
         Sharpe Capital, Inc.

         B.       HOLDERS

         As of July 19, 1999 there were approximately 396 holders of Company Common Stock, as reported by the our transfer agent.

         C.       DIVIDENDS

         We have not paid any dividends on its Common Stock. We intend to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         To the best knowledge of management, there are no legal proceedings pending or threatened against the company.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES


         On March 7, 1999, we commenced an offering pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended (the "Act"). We sold a total of 3,270,480 shares of its common stock ("Shares") at $0.04 per Share for which we accepted subscriptions for a total of gross proceeds of $130,819.20 from 51 sophisticated or accredited investors. The Offering was terminated on April 2, 1999.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Financial Statements for the Fiscal Years Ended December 31, 1998 and December 31, 1997 Unaudited Financial Statements for the Six Months Ended June 30, 1999 and June 30, 1998

                                    PART III

ITEM 1 AND
ITEM 2.           INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


         Note: We are only including exhibits which have amended since the original filing of this Form 10-SB.


Exhibit No.       Document Description
-----------       ---------------------

10.2     1999 Incentive and Non-statutory Stock Option Plan

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              JUMPMUSIC.COM, INC.



                                              /s/ Richard W. Mathews
                                              ----------------------------------
                                              By: Richard W. Mathews
                                              Its: Chief Executive Officer and
                                                   Chairman


Signature                         Title                            Date
----------                        ------                           -----


 /s/ Richard W. Mathews           Chief Executive Officer     September 2, 1999
----------------------------
Richard W. Mathews                and Chairman





 /s/ Jan M. Mathews               Chief Operating Officer     September 2, 1999
----------------------------
Jan M. Mathews                    and Director





 /s/ Valorie Cook Carpenter       Director and Acting Senior  September 2, 1999
----------------------------
Valorie Cook Carpenter            Vice President Marketing





 /s/ Jerome W. Carlson            Acting Chief Financial      September 2, 1999
----------------------------
Jerome W. Carlson                 Officer




 /s/ Jack F. Kemp                 Director                    September 2, 1999
----------------------------
Jack F. Kemp

                               JUMPMUSIC.COM, INC.

                              Financial Statements

                            June 30, 1999 (unaudited)
                                       and
                           December 31, 1998 and 1997

                                 C O N T E N T S


Accountants' Report ...................................................... 3

Balance Sheets............................................................ 4

Statements of Operations ................................................. 6

Statements of Stockholders' Equity........................................ 7

Statements of Cash Flows ................................................. 9

Notes to the Financial Statements ........................................ 10

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of JumpMusic.Com, Inc.

We have audited the accompanying balance sheet of JumpMusic.Com, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JumpMusic.Com, Inc. as of December 31, 1998 and the results of its operations and cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had recurring operating losses for the past several years. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
June 15, 1999

                              JUMPMUSIC.COM, INC.
                                 Balance Sheets

                                     ASSETS


                                                                            June 30             December 31
                                                                             1999                   1998
                                                                      ------------------      ----------------
CURRENT ASSETS                                                            (unaudited)

   Cash (Note 1)                                                      $           13,653      $          5,961
   Accounts receivable (net of allowance for doubtful
     accounts of $20,000 and $172,579, respectively)                             118,470               126,487
   Inventory                                                                     320,135               359,129
                                                                      ------------------      ----------------

     Total Current Assets                                                        452,258               491,577
                                                                      ------------------      ----------------

PROPERTY & EQUIPMENT (Note 1)

   Computer and Music equipment                                                   46,294                50,016
   Trade show booth                                                                  -                  33,915
   Furniture and equipment                                                        36,902                36,902
   Leasehold improvements                                                         17,865                17,865
                                                                      ------------------      ----------------

                                                                                 101,061               138,698
   Less:
     Accumulated depreciation                                                    (36,869)              (70,785)
                                                                      ------------------      ----------------

     Total Property & Equipment                                                   64,192                67,913
                                                                      ------------------      ----------------

OTHER ASSETS

    Organization costs (Note 1)                                                      522                   522
    Deposits                                                                       3,474                 3,474
                                                                      ------------------      ----------------

    Total Other Assets                                                             3,996                 3,996
                                                                      ------------------      ----------------

     TOTAL ASSETS                                                     $          520,446      $        563,486
                                                                      ------------------      ----------------
                                                                      ------------------      ----------------


    The accompanying notes are an integral part of these financial statements

                              JUMPMUSIC.COM, INC.
                            Balance Sheets continued

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                           June 30               December 31
                                                                             1999                    1998
                                                                      ------------------      ----------------
CURRENT LIABILITIES                                                       (unaudited)
   Accounts payable                                                   $          593,412      $      1,169,187
   Accrued expenses                                                               68,315               264,824
   Deferred salaries                                                             146,208               249,331
   Deferred revenue                                                                 -                   70,000
   Current portion of long-term liabilities (Note 4)                           1,102,851             1,371,856
                                                                      ------------------      ----------------

     Total Current Liabilities                                                 1,910,786             3,125,198
                                                                      ------------------      ----------------

LONG TERM LIABILITIES (Note 4)

   Notes payable                                                                 150,000               150,000
   Notes payable-related party                                                   947,833             4,381,000
   Capital lease obligations                                                       7,874                 7,874
   Less current portion                                                       (1,102,851)           (1,371,856)
                                                                      ------------------      ----------------

     Total long term Liabilities                                                   2,856             3,167,018
                                                                      ------------------      ----------------

     TOTAL LIABILITIES                                                         1,913,642             6,292,216
                                                                      ------------------      ----------------

REDEEMABLE PREFERRED STOCK (Note 8)

   Series C Redeemable convertible Preferred stock,
   authorized 2,500,000 shares issued and outstanding
   1,472,013 and 0 shares, respectively                                        4,416,039                    -
                                                                      ------------------      ----------------

STOCKHOLDERS' EQUITY

   Series A Convertible Preferred stock, authorized
   14,000,000 shares issued and outstanding
     0 and 4,151,793 shares, respectively
    Liquidation value $4,774,562                                                      -                  4,152
   Series B Convertible Preferred stock, authorized
   287,327 shares issued and outstanding
    0 and 287,327 shares, respectively
    Liquidation value $330,426                                                        -                    287
   Common stock, authorized 50,000,000 shares
     issued and outstanding 7,579,005 and
      5,843,858 shares, respectively                                               7,579                 5,843
   Additional paid in capital                                                  6,750,574             6,383,208
   Retained earnings                                                         (12,567,388)          (12,122,220)
                                                                      ------------------      ----------------

     Total Stockholders' Equity                                               (5,809,235)           (5,728,730)
                                                                      ------------------      ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $          520,446      $        563,486
                                                                      ------------------      ----------------
                                                                      ------------------      ----------------


    The accompanying notes are an integral part of these financial statements

                               JUMPMUSIC.COM, INC.
                            Statements of Operations


                                                   June 30                                  December 31

                                         1999                  1998                 1998                   1997
                                     -----------           -----------           -----------           -----------
                                     (unaudited)           (unaudited)

REVENUES                             $   527,192           $   775,545           $ 1,738,367           $ 3,530,154

COST OF SALES                            219,073               383,613               806,417             1,936,675
                                     -----------           -----------           -----------           -----------

GROSS PROFIT                             308,119               391,931               931,950             1,593,479
                                     -----------           -----------           -----------           -----------

SELLING EXPENSES                          10,448               162,837               272,551             1,510,231

GENERAL & ADMINISTRATIVE
   EXPENSES                              543,930             1,115,430             1,813,390             3,531,953
                                     -----------           -----------           -----------           -----------

TOTAL
   OPERATING EXPENSES                    554,378             1,278,267             2,085,941             5,042,184
                                     -----------           -----------           -----------           -----------

OPERATING INCOME (LOSS)                 (246,259)             (886,336)           (1,153,991)           (3,448,705)
                                     -----------           -----------           -----------           -----------

OTHER INCOME AND (EXPENSES)

   Interest income                          --                    --                    --                   3,273
   Miscellaneous income                  110,907                 9,935                32,419                  --
   Interest expense                     (309,415)             (101,326)             (278,142)             (130,691)
   Bad debts                                --                 (22,720)              (30,477)             (456,193)
                                     -----------           -----------           -----------           -----------

     Total Other Income
         and (Expenses)                 (198,508)             (114,111)             (276,200)             (583,611)
                                     -----------           -----------           -----------           -----------


INCOME (LOSS) BEFORE
   INCOME TAXES                         (444,767)           (1,000,447)           (1,430,191)           (4,032,316)

PROVISION FOR INCOME
   TAXES (Note 1)                            400                   400                   800                   800
                                     -----------           -----------           -----------           -----------

NET INCOME (LOSS)                    $  (445,167)          $(1,000,847)          $(1,430,991)          $(4,033,116)
                                     -----------           -----------           -----------           -----------
                                     -----------           -----------           -----------           -----------

NET INCOME (LOSS)
    PER COMMON SHARE                 $      (.08)          $      (.17)          $      (.24)          $      (.69)
                                     -----------           -----------           -----------           -----------
                                     -----------           -----------           -----------           -----------


WEIGHTED AVERAGE
   OUTSTANDING SHARES                  6,711,432             5,831,493             5,843,858             5,837,675
                                     -----------           -----------           -----------           -----------
                                     -----------           -----------           -----------           -----------


    The accompanying notes are an integral part of these financial statements

                              JUMP! SOFTWARE, INC.
                       Statements of Stockholders' Equity
                From December 31, 1996 through December 31, 1998
                          and June 30, 1999 (unaudited)


                                          Series A                        Series B                         Additional
                                                                                                            Retained
                                             Preferred Stock                Preferred Stock               Common Stock
                                          --------------------            -------------------  ------------------------
                                                                                                Paid-in      Earnings
                                 Shares     Amount     Shares    Amount    Shares     Amount    Capital      (Deficit)
                               ---------  ---------  ---------  --------  ---------  --------  ----------  ------------
Balance on
   December 31, 1996           3,386,578  $   3,387         -      $  -   5,806,762  $  5,806  $4,924,131  $(6,658,113)

Stock issued for cash                 -          -          -         -      37,096        37       5,527           -

Stock issued for cash            721,737        722         -         -          -         -      829,276           -

Stock issued for cash                 -          -     137,327       137         -         -      274,467           -

Stock issued for services             -          -      50,000        50         -         -       99,950           -

Net income (loss) for the year
  ended December 31, 1997             -          -           -        -          -         -           -    (4,033,116)
                               ---------  ---------  ---------  --------  ---------  --------  ----------  ------------

Balance on
   December 31, 1997           3,386,578      3,387          -        -   5,843,858     5,806   4,924,131  (10,691,229)

Stock issued for services         43,478         43          -        -          -         -       49,957           -

Stock issued for cash                 -          -     100,000       100         -         -      199,900           -

Net income (loss)
   for the year ended
   December 31, 1998                  -          -           -        -          -         -           -    (1,430,991)
                               ---------  ---------  ---------  --------  ---------  --------  ----------  ------------
Balance on
   December 31, 1998           4,151,793      4,152    287,327       287  5,843,858     5,843   6,383,208   (12,122,220)


    The accompanying notes are an integral part of these financial statements

                              JUMP! SOFTWARE, INC.
                       Statements of Stockholders' Equity
                From December 31, 1996 through December 31, 1998
                          and June 30, 1999 (unaudited)

                                                                                                        Additional
                                          Series A                     Series B                          Retained
                                                                                                       Common Stock
                                           Preferred Stock               Preferred Stock    ------------------------
                                         -------------------           -------------------   Paid-in     Earnings
                                Shares     Amount    Shares    Amount    Shares    Amount    Capital     (Deficit)
                              ----------  --------  ---------  ------  ----------  -------  ----------  ------------
Balance on
   December 31, 1998          4,151,793   $ 4,152    287,327   $ 287    5,843,858  $ 5,843  $6,383,208   $12,122,220)

Reverse acquisition
   and reorganization
    adjustment (Note 13)     (4,151,793)   (4,152)  (287,327)   (287)   1,735,147    1,736     367,366           -

Net income (loss) for the
  period ended June 30,1999         -         -          -         -           -        -           -       (445,168)
                              ----------  --------  ---------  ------  ----------  -------  ----------  ------------

Balance on June 30,1999             -     $   -          -     $   -   $7,579,005  $ 7,579  $6,750,574  $(12,567,388)
                              ==========  ========  =========  ======  ==========  =======  ==========  ============




    The accompanying notes are an integral part of these financial statements

                              JUMPMUSIC.COM, INC.
                            Statements of Cash Flows

                                                        June 30                             December 31
                                               1999                 1998             1998               1997
                                         -----------------     ------------     --------------     --------------
Cash Flows From Operating Activities        (unaudited)         (unaudited)
Net income (loss)                        $        (445,167)    $ (1,000,847)    $   (1,430,991)      $ (4,033,116)
Non-cash items:
   Depreciation & amortization                                       20,615             61,642            131,814
   Bad debt                                             -            22,720             16,977            456,193
   Stock issued for services                            -                -              35,854            100,000
   Conversion of payables, accruals and
    deferred expense to Preferred Stock          1,026,411               -                  -                  -
(Increase)/decrease in current assets:
   Accounts receivable                               8,033          600,552            362,075            526,276
   Prepaid Expenses                                     -            (5,748)            25,500            (15,616)
   Inventory                                        38,669          125,609            238,187           (127,228)
Increase/(decrease) in current liabilities:
   Accounts payable                               (575,777)          47,896            231,987           (873,010)
   Deferred salaries                              (103,124)          27,158            249,332            (46,000)
   Accrued expenses                               (196,517)         (67,953)           (51,690)           132,617
   Deferred revenue                                (70,000)              -             (80,000)           150,000
                                         -----------------     ------------     --------------      -------------

     Net Cash Provided (Used) by
         Operating Activities                     (317,472)        (229,998)          (341,127)        (3,598,070)
                                         -----------------     ------------     --------------      -------------

Cash Flows from Investing Activities
  Purchase of property and equipment                    -            (7,315)           (12,594)           (27,556)
  Cash paid for deposits                                -                -                (306)                -
                                         -----------------     ------------     --------------      -------------

     Net Cash Provided (Used)
         by Investing Activities                        -            (7,315)           (12,900)           (27,556)
                                         -----------------     ------------     --------------      -------------

Cash Flows from Financing Activities
  Cash received from acquisition                   115,164               -                  -                  -
  Cash from line of credit                              -                -                  -           1,000,000
  Cash from sale of stock                               -           200,000            200,000          1,123,739
  Cash received from debt financing                210,000               -              75,000          1,305,000
  Principal payments on long-term debt                  -                -              (3,674)                -
                                         -----------------     ------------     --------------      -------------

     Net Cash Provided (Used) by
        Financing Activities                       325,164          200,000            271,326         3,428,739
                                         -----------------     ------------     --------------      -------------

    Increase/(decrease) in Cash                      7,692          (37,313)           (82,701)         (196,887)

Cash and Cash Equivalents at
    Beginning of Period                              5,961           88,662             88,662           285,549
                                         -----------------     ------------     --------------     --------------

Cash and Cash Equivalents at
    End of Period                        $          13,653           51,349     $        5,961     $      88,662
                                         =================     ============     ==============     ==============

Supplemental Cash Flow Information:
  Cash paid for interest                 $              -      $    131,804     $       25,667     $          -
  Cash paid for income taxes             $              -      $         -      $           -      $          -

Non-cash financing transaction:
  Purchase of equipment with
       lease obligations                 $              -      $         -      $           -      $          -


    The accompanying notes are an integral part of these financial statements

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                          June 30, 1999 (unaudited) and
                               December 31, 1998

NOTE 1 - Summary of Significant Accounting Policies

         a.       Organization

                  The financial statements presented are those of JumpMusic.Com, Inc. (The Company). The Company was incorporated under the laws of the State of California on January 26, 1994 as Jump! Software, Inc. On April 26, 199 the Company changed the name to JumpMusic.Com, Inc. pursuant to a merger agreement, (See Note 13). The Company develops, publishes and markets interactive music software and hardware products for the consumer market.

         b.       Recognition of Revenue

                  The Company recognizes income and expense on the accrual basis of accounting. Revenue from sales of software and hardware products is recorded on the date of shipment.

         c.       Earnings (Loss) Per Share

                  The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.       Provision for Income Taxes

                  No provision for income taxes have been recorded due to net operating loss carryforwards totaling approximately $12,567,388 that will be offset against future taxable income. These NOL carryforwards will begin to expire in the year 2012. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

                  Deferred tax asset and the valuation account is as follows:


                                                                 June 30,         December 31,
                                                                   1999               1998
                                                              ---------------    --------------
             Deferred tax asset:
                 NOL carryforward                             $     4,300,000    $    4,100,000

                 Valuation allowance                               (4,300,000)       (4,100,000)
                                                              ---------------    --------------
                                                              $           -      $         -
                                                              ===============    ===============

         e.       Cash and Cash Equivalents

                  The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

    The accompanying notes are an integral part of these financial statements

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998


NOTE 1 - Summary of Significant Accounting Policies (Continued)

         f.       Property and Equipment

                  Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

                  The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended June 30, 1999 and December 31,1998 is $0 and $29,443, respectively.

         g.       Inventory

                  Inventory is recorded at the lower of cost or market.

         h.       Concentrations

                  At December 31, 1998, three customers accounted for 27%, 17% and 10% of accounts receivable.

         i.       Fair Value of Financial Instruments

                  Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable approximate fair value.

         j.       Stock-Based Compensation

                  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS No.
         123), "Accounting for Stock-Based Compensation", which is effective for the Company's financial statements for fiscal years beginning after December 15, 1995. SFAS No. 123 allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees", but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company accounts for its stock based compensation in accordance with the provisions of APB No. 25 and presents disclosures required by SFAS No. 123.

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 2 - Going Concern

                  The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to raise additional funds through a public offering of its stock and expand its internet business to generate necessary revenues.

NOTE 3 - Related Party Transactions

                  During the six months ended June 30, 1999 and the year ended December 31, 1998, the Company received $209,833 and $75,000 in notes payable from shareholders of the Company (See Note 4).

                  The President loaned the Company $5,500 during 1998. It was converted to capital in anticipation of the merger.

NOTE 4 - Long-Term Liabilities

                  Long Term Liabilities are detailed in the following schedules as of June 30, 1999 and December 31, 1998.

                                                                            June 30,         December 31,
         Notes payable is detailed as follows:                               1999                1998
                                                                       ------------------   ----------------
         Note payable to a corporation, due
         May 5, 1998, bears interest at 10%,
         convertible to preferred stock                                           150,000            150,000
                                                                       ------------------   ----------------

         Total Notes Payable                                                      150,000            150,000
                                                                       ------------------   ----------------

         Notes payable related party is detailed as follows:

         Note payable to a shareholder, due
         December 31, 1999, bears interest at 8%,
         convertible to preferred stock                                             -                 25,000

         Note payable to a shareholder, due
         June 30, 1998, bears interest at 12%,
         convertible to preferred stock                                              -               358,000

         Note payable to a shareholder, due
         October 29, 1997, non-interest bearing
         convertible to preferred stock                                              -               135,000

         Note payable to a shareholder, due
         March 31, 1998, non-interest bearing
         convertible to preferred stock                                           700,000            700,000

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 4 - Long-Term Liabilities (continued)

                                                                                  June 30,         December 31,
                                                                                    1999               1998
                                                                            ------------------   ----------------
             Note payable to a shareholder, due
             March 31, 1998, bears interest at 8%,
             convertible to preferred stock                                              -               150,000

             Note payable to a shareholder, due
             December 1, 1998, bears interest at 8%,
             convertible to preferred stock                                            38,000             38,000

             Note payable to a corporation, due
             within one year, bears interest at 8%,
             convertible to preferred stock                                             9,833               -

             Note payable to a shareholder, due
             December 31, 1998, bears interest at 8%,
             convertible to preferred stock                                             -                 50,000

             Note payable to shareholder of the Company,
             bears interest of 8%, unsecured note                                     200,000               -

             Note payable to founders of the Company,
             bear interest of 8%, unsecured note                                         -             2,925,000
                                                                           ------------------   ----------------

             Total notes payable - related party                                      947,833          4,381,000
                                                                           ------------------   ----------------

             Capital lease obligations are detailed in the following schedule as of June 30, 1999 and December 31, 1998:

             Capital lease obligation to a corporation for computer equipment, lease payments due monthly of $306 through June 2002, bears interest at 12%, secured by computer
             equipment.                                                    $            7,874   $         7,874
                                                                           ------------------   ----------------

             Total Lease Obligations                                                    7,874             7,874
                                                                           ------------------   ----------------

             Total long term liabilities                                            1,105,707         4,538,874


                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 4 - Long-Term Liabilities (continued)

                                                                                June 30,          December 31,
                                                                                  1999                1998
                                                                           ------------------   ----------------
             Less current portion of:
               Notes payable                                                          150,000           150,000
               Notes payable - related party                                          947,833         1,218,000
               Capital lease obligations                                                5,018             3,856
                                                                           ------------------   ----------------

             Total current portion                                                  1,102,851         1,371,856
                                                                           ------------------   ----------------

             Net Long Term Liabilities                                     $            2,856   $     3,167,018
                                                                           ------------------   ----------------
                                                                           ------------------   ----------------

             Future minimum principal payments on notes payable are as follows at June 30, 1999:

                     1999                                                                             1,097,833
                     2000                                                                                   -
                     2001                                                                                   -
                     2002                                                                                   -
                     2003                                                                                   -
                                                                                                ----------------

                     Total notes payable                                                        $     1,097,833
                                                                                                ----------------
                                                                                                ----------------

             Future minimum lease payments are as follows:

                     1999                                                                                 3,670
                     2000                                                                                 3,670
                     2001                                                                                 3,670
                     2002                                                                                 1,830
                                                                                                ----------------

                                                                                                         12,840
                     Less portion representing interest                                                  (4,966)
                                                                                                ---------------
                     Total                                                                      $         7,874
                                                                                                ---------------
                                                                                                ---------------

NOTE 5 - Inventories

                     Inventories consist of the following:

                                                                             December 31,
                                                                                  1998
                                                                           ---------------
                     Electrical Parts                                      $     357,609
                     Finished Goods                                                1,520           359,129
                                                                           ---------------    ---------------
                                                                                              ---------------

NOTE 6 - Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

         accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.

NOTE 7 - Stockholders' Equity

         CONVERTIBLE PREFERRED STOCK

                  The rights, preferences and privileges of the preferred shareholders are as follows:

         DIVIDENDS
         Holders of Series A Preferred Stock (the Preferred Stock) are entitled to receive dividends of $0.09 per share per annum, in preference to any payment of cash dividends declared or paid on shares of common stock. Dividends on Preferred Stock are noncumulative and are payable as determined by the Board of Directors. As of December 31, 1998, no dividends have been declared.

         LIQUIDATION
         Holders of Preferred Stock are entitled to liquidation preferences over common shareholders to the extent of $0.09 per share of Preferred Stock, plus all declared but unpaid dividends. If funds are insufficient to make a complete distribution to the preferred shareholders, such shareholders will share in the distribution of the Company assets on a pro rata basis in proportion to the aggregate preferential amounts owed each shareholder. After payment has been made to the preferred shareholders, any remaining assets and funds are to be distributed equally among the holders of the Common Stock based upon the number shares of the Common Stock held by each.

         CONVERSION
         At the option of the holder, Preferred Stock is convertible into such number of fully paid shares of common stock as is determined by dividing the Preferred Stock issue price by the conversion price in effect at the time. The initial conversion price of the Preferred Stock is $1.15 per share, and is subject to adjustment in accordance with the antidilution provisions contained in the Company's Articles of Incorporation. Conversion is automatic (i) upon the closing of a firm commitment underwritten public offering under the Securities Act of 1933 or (ii) the approval by the holders of a majority of the then outstanding shares of the Preferred Stock. The Company has reserved 3,386,578 shares of common stock in the event of conversion.

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 7 - Stockholders' Equity (continued)

         REDEMPTION
         At the election of the Board of Directors, the Company may redeem all or part of the shares of the Preferred Stock (pro rata based upon the total number of shares of the Preferred Stock held by each holder) by paying in cash a sum per share equal to $1.15 plus $0.09 per annum from the date of issuance (as adjusted for any stock dividends, combinations, splits or similar transactions).

         VOTING RIGHTS
         The holder of each share of Preferred Stock is entitled to one vote for each share of common stock into which such share of the Preferred Stock is convertible.

         CONVERTIBLE PREFERRED STOCK (SERIES B)

               The rights, preferences and privileges of the preferred shareholders are as follows:

         DIVIDENDS
         Holders of Series B Preferred Stock (the Preferred Stock) are entitled to receive dividends of $0.16 per share per annum. In preference to any payment of cash dividends declared or paid on shares of common stock. Dividends on Preferred Stock are noncumulative and are payable as determined by the Board of Directors. As of December 31, 1998, no dividends have been declared.

         LIQUIDATION
         Holders of Preferred Stock are entitled to liquidation preferences over common shareholders to the extent of $0.16 per share of Preferred Stock plus all declared but unpaid dividends. If funds are insufficient to make a complete distribution to the preferred shareholders, such shareholders will share in the distribution of the Company assets on a pro rata basis in proportion to the aggregate preferential amounts owed each shareholder. After payment has been made to the preferred shareholders, any remaining assets and funds are to be distributed equally among the holders of the Common Stock based upon the number shares of the Common Stock held by each.

         CONVERSION
         At the option of the holder, Preferred Stock is convertible into such number of fully paid shares of common stock as is determined by dividing the Preferred Stock issue price by the conversion price in effect at the time. The initial conversion price of the Preferred Stock is $2.00 per share, and is subject to adjustment in accordance with the antidilution provisions contained in the Company's Articles of Incorporation. Conversion is automatic (I) upon the closing of a firm commitment underwritten public offering under the Securities Act of 1933 or (ii) the approval by the holders of a majority of the then outstanding shares of the Preferred Stock. The Company has reserved 287,327 shares of common stock in the event of conversion.

         REDEMPTION
         At the election of the Board of Directors, the Company may redeem all or part of the shares of the Preferred Stock (pro rata based upon the total number of shares of the Preferred Stock held by each holder) by paying in cash a sum per share equal to $2.00 plus $0.16 per annum from the date of issuance (as adjusted for any stock dividends, combinations, splits or similar transactions).

         VOTING RIGHTS
         The holder of each share of Preferred Stock is entitled to one bote for each share of common stock into which such share of the Preferred Stock is convertible.

         REDEEMABLE PREFERRED STOCK

                  The rights, preferences and privileges of the preferred shareholders are as follows:

         DIVIDENDS
         Holders of Series C Preferred Stock (the Preferred Stock) are entitled to receive dividends of $0.30 per share per annum, in preference to any payment of cash dividends declared or paid on shares of common stock. Dividends on Preferred Stock are noncumulative and are payable as determined by the Board of Directors. As of December 31, 1998, no dividends have been declared.

         LIQUIDATION
         Holders of Preferred Stock are entitled to liquidation preferences over common shareholders to the extent of $3.00 per share of Preferred Stock, plus all declared but unpaid dividends. If funds are insufficient to make a complete distribution to the preferred shareholders, such shareholders will share in the distribution of the Company assets on a pro rata basis in proportion to the aggregate preferential amounts owed each shareholder. After payment has been made to the preferred shareholders, any remaining assets and funds are to be distributed equally among the holders of the Common Stock based upon the number shares of the Common Stock held by each.

         CONVERSION
         At the option of the holder, Preferred Stock is convertible into such number of fully paid shares of common stock as is determined by dividing the Preferred Stock issue price by the conversion price in effect at the time. The initial conversion price of the Preferred Stock is $3.00 per share, and is subject to adjustment in accordance with the antidilution provisions contained in the Company's Articles of Incorporation.

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 7 - Stockholders' Equity (continued)

         REDEMPTION
                  (a) MANDATORY REDEMPTION. If the Series C Redeemable and Convertible Preferred Shares are not converted earlier by the holder(s), at two years following the date of issuance, the Company is obligated to redeem for cash each and every outstanding shares of Series C Redeemable and Convertible Preferred Stock at face value plus accrued and unpaid dividends owed.

                  (b) VOLUNTARY REDEMPTION. Notwithstanding the Mandatory Redemption provision stated above, in the event that the Company's common stock trades at $4.50 per share or greater for ten (10) consecutive days, as measured by the closing bid price, the Company shall have the right to convert into its common shares such Class C shares at the greater of $4.50 or the closing bid price on the date that the Company provides written notice of its intention to convert. The Company's stock has traded for more than $4.50 for 10 consecutive days as of June 30, 1999, and the Company intends to voluntarily redeem the Preferred C Stock for common in the near future.

         VOTING RIGHTS
         The holder of each share of Preferred Stock has no voting rights.

                  The Company converted notes payable, accounts payable, deferred salaries and accrued interest into redeemable Series C Preferred Stock in the amount of $4,416,039 during the six months ended June 30, 1999.

NOTE 8 - Stock Option Plan

                  In 1995, the Company adopted the 1995 Stock Option Plan (the
         Plan) under which 2,078,000 shares of the Company's common stock have been reserved for issuance to employees, directors, or consultants under terms and provisions established by the Board of Directors. Under the terms of the Plan, incentive options may be granted to employees, an nonstatutory options may be granted to employees, directors and consultants, at prices no less than 100% and 85%, respectively, of the fair market value of the Company's common stock at the date of grant, as determined by the Board of Directors. The options generally vest at a rate of at least 25% per year and expire ten years from the date of grant.

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 8 - Stock Option Plan (continued)

                  The Company has also issued various options for services performed. Following is a summary of the options issued at June 30, 1999:


                                                                                      Weighted
                                                                   Number              Average
                                                                     Of                Exercise
                                                                   Shares                Price
                                                               --------------        -----------
    Outstanding at December 31, 1996                           $      593,764        $      .395
    Granted                                                            46,507                 -
    Exercised                                                             475               .395
    Forfeited                                                              -                  -
                                                               --------------        -----------
    Outstanding at December 31, 1997                                  639,796               .395
    Granted                                                                -                  -
    Exercised                                                              -                  -
    Forfeited                                                         330,535                 -
                                                               --------------        -----------
    Outstanding at December 31, 1998                                  309,261               .395
    Granted                                                           677,757                 -
    Exercised                                                              -                  -
    Forfeited                                                              -                  -
                                                               --------------        -----------
    Outstanding at June 30, 1999                                      987,018               .395
                                                               --------------        -----------
                                                               --------------        -----------
    Options exercisable at June 30, 1999                              313,521               .395
                                                               --------------        -----------
                                                               --------------        -----------

    Weighted Average Fair Value of Options granted during the year ended:

    December 31, 1996                                          $         .395
                                                               --------------
                                                               --------------
    December 31, 1997                                          $         .395
                                                               --------------
                                                               --------------
    December 31, 1998                                          $         .395
                                                               --------------
                                                               --------------
    June 30, 1999                                              $         .395
                                                               --------------
                                                               --------------

         The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS No. 123)." The Company, however, continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards in 1998 and 1997 consistent with the provisions of SFAS No. 123, the Company's net loss for the year ended December 31, 1998 would not have been materially different from the reported net loss.

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 8 - Stock Option Plan (continued)

                  As the provisions of SFAS No. 123 are only applied to stock options granted after January 1, 1995, pro forma stock compensation cast may be material in future years, as the Company may grant additional options and as the vesting period for the Company's options and the period over which stock compensation is charged to expense is generally four years.

                   The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1998 and 1997:

                   Risk-free interest rate                  6.42%
                   Expected life                            4 years

                   The weighted average expected life was calculated based on the vesting period and the exercise behavior. The risk-free interest rate was calculated in accordance with the grant date and expected life.

                  The options outstanding and currently exercisable price at December 31, 1998 are as follows:

                                                                              Options Currently
                                                Options Outstanding              Exercisable
                                            ---------------------------    ---------------------------
                                            Weighted
                                            Average           Weighted                       Weighted
                                            Remaining         Average                        Average
         Exercisable          Number        Contractual       Exercise          Options      Exercisable
            Prices         Outstanding      Life (years)       Price          Exercisable     Price
         -----------       -----------      -----------      -----------    -----------     -----------
           $ 0.395            309,261           8.93            $ 0.395        274,928        $ 0.395


NOTE 9 - Warrants

                  The Company issued fully exercisable warrants to purchase 16,304 shares of Preferred Stock at a price of $1.15 per share. The Company also issued fully exercisable warrants to purchase 75,000 and 165,000 shares of Common Stock at a price of $.15 and $.01, respectively.

NOTE 10 - Profit Sharing Plan

                  The Company maintains a 401(k) profit sharing plan which covers substantially all employees. Under the Plan, employees are permitted to defer up to 15% of their earnings, not to exceed the statutory amount per year on a pretax basis through contributions to the Plan. The Plan provides for employer contributions at the discretion of the Board of Directors; however, no such contributions were made in 1998 and 1997.

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 11 - Commitments and Contingencies

              The Company is committed to an operating lease for office space. The lease requires the Company to pay monthly rent of $1,659. The lease expires January 31, 1999 after which the lessor has agreed to lease the space to the Company on a month to month basis.

NOTE 12 - Unaudited Information

              The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the six months ended June 30, 1999. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

NOTE 13 - Subsequent Events/Reverse Merger

              On April 26, 1999, the Company entered an agreement to merge with America's Finest Waters, Inc. (AFWI) a Nevada Corporation. Pursuant to the agreement, AFWA issued 4,400,000 shares of common stock to the shareholders of the Company for all issued and outstanding stock of the Company. The merger has been treated as a reverse merger, therefore JumpMusic.Com, Inc. becomes the accounting acquirer and all historical information in these financial statements are those of JumpMusic.Com, Inc. At the time of the merger, all Preferred Series A and B were converted to common stock. An adjustment was made on the books to reflect the legal entities (AFWA) equity and Series C Redeemable Preferred Stock was organized. The June 30, 1999 financial statements are consolidated unaudited financial statements including the books of JumpMusic.Com, Inc. and America's Finest Waters, Inc. At the time of the merger the Company changed its name to JumpMusic.Com, Inc.

NOTE 14 - New Authoritative Accounting Pronouncements

              In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier period provided for comparative purposes is required. The adoption of SFAS No. 130 is not expected to have a significant impact on the Company's results of operations, financial position or cash flows.

                               JUMPMUSIC.COM, INC.
                        Notes to the Financial Statements
                 June 30, 1999 (unaudited) and December 31, 1998

NOTE 14 - New Authoritative Accounting Pronouncements (continued)

              In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interrim financial reprots issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The adoption of SFAS No. 131 is not expected to have a significant impact on the Company's results of operations, financial position or cash flows.

              The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated, for example, gain or losses related to changes in the fair value of a derivative not designated as a hedging instrument is recognized in earnings in the period of the change, while certain types of hedges may be initially reported as a component of other comprehensive income (outside earnings) until the consummation of the underlying transaction.

              SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods.

              The Company does not currently have any derivative instruments and is not currently engaged in any hedging activities.